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                                                    Registration No. 333-144327

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM N-14

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                     [ ] Pre-Effective Amendment No. _____

                     [X] Post-Effective Amendment No. 2
                     (Check appropriate Box or Boxes)

                               -----------------

                            LOOMIS SAYLES FUNDS II
              (Exact Name of Registrant as Specified in Charter)

                               -----------------

                                (617) 449-2810
                       (Area Code and Telephone Number)

               399 Boylston Street, Boston, Massachusetts 02116
         (Address of Principal Executive Offices, including Zip Code)

                          Coleen Downs Dinneen, Esq.
                          Natixis Distributors, L.P.
                              399 Boylston Street
                          Boston, Massachusetts 02116
                    (Name and address of agent for service)

                               -----------------

                                   Copy to:
                              John M. Loder, Esq.
                               Ropes & Gray LLP
                            One International Place
                          Boston, Massachusetts 02110

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

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                               EXPLANATORY NOTE

This Post-Effective Amendment No. 2 (the "Amendment") to this Registration Statement on Form N-14 (the "Registration Statement"), under the Securities Act of 1933 is being filed by Loomis Sayles Funds II (the "Registrant") solely for the purpose of adding the enclosed exhibits to this Registration Statement.

Parts A and B of Post-Effective Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission on August 29, 2007 (Accession No. 0001193125-07-191842) are incorporated herein by reference.

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                                                               Registration No.
                                                                     333-144327

                                    PART C
                               OTHER INFORMATION

Item 15. Indemnification

   Under Article 5 of the Registrant's By-laws, any past or present Trustee or officer of the Registrant (hereinafter referred to as a "Covered Person") shall be indemnified to the fullest extent permitted by law against all liability and all expenses reasonably incurred by him or her in connection with any claim, action, suit or proceeding to which he or she may be a party or otherwise involved by reason of his or her being or having been a Covered Person. That provision does not authorize indemnification when it is determined that such Covered Person would otherwise be liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties. This description is modified in its entirety by the provision of Article 5 of the Registrant's By-laws incorporated by reference to exhibit (b)(1) to Post-Effective Amendment No. 39 to the Registrant's Registration Statement filed on December 2, 2005.

   The Distribution Agreement, the Custodian Contract, the Transfer Agency and Service Agreement and the Administrative Services Agreement (the "Agreements") contained herein and in various post-effective amendments and incorporated herein by reference, provide for indemnification. The general effect of these provisions is to indemnify entities contracting with the Registrant against liability and expenses in certain circumstances. This description is modified in its entirety by the provisions of the Agreements as contained in this Registration Statement and incorporated herein by reference.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in connection with the successful defense of any claim, action, suit or proceeding) is asserted against the Registrant by such Trustee, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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Registrant and its Trustees, officers and employees are insured, under a policy of insurance maintained by the Registrant in conjunction with Natixis Global Asset Management, L.P. (formerly IXIS Asset Management U.S. Group, L.P.) and its affiliates, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such Trustees or officers. The policy expressly excludes coverage for any Trustee or officer for any claim arising out of any fraudulent act or omission, any dishonest act or omission or any criminal act or omission of the Trustee or officer.

Item 16. Exhibits

(1) Agreement and Declaration of Trust. (i)

(2) By-laws. (i)

(3) Voting Trust Agreements.
    Not applicable.

(4) Agreement and Plan of Reorganization is filed herewith.

(5) Instruments Defining Rights of Security Holders.

    Rights of shareholders are described in Article III, Section 6 of the Agreement and Declaration of Trust, which is described in response to
    Item 16(1) above. (i)

(6) Investment Advisory Contracts.

    Advisory Agreement dated October 30, 2000 between the Registrant, on behalf of the Loomis Sayles Value Fund and Loomis, Sayles & Company, L.P. ("Loomis Sayles") (iii)

(7) Distribution Agreements and Dealer Agreement.

    (a) Amended and Restated Distribution Agreement dated June 1, 2007 between Registrant on behalf of the Loomis Sayles Value Fund and Natixis Distributors, L.P. (formerly, IXIS Asset Management Distributors, L.P.) (iv)

    (b) Form of Dealer Agreement. (ii)

(8) Bonus or Profit Sharing Contracts.
    Not applicable.

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(9) Custodian Agreements.

    (a) Custodian Contract dated September 1, 2005 among the Registrant, on behalf of its respective series, Natixis Funds Trust I (formerly, IXIS Advisor Funds Trust I), Natixis Funds Trust II (formerly, IXIS Advisor Funds Trust II), Natixis Funds Trust III, (formerly, IXIS Advisor Funds Trust III), Natixis Funds Trust IV (formerly, IXIS Advisor Funds Trust IV), Natixis Cash Management Trust (formerly, IXIS Advisor Cash Management Trust), Loomis Sayles Funds I and State Street Bank and Trust Company ("State Street Bank")(i)

    (b) Amendment No. 1 dated September 15, 2006 to the Master Custody Agreement. (v)

(10) Rule 12b-1 Plans and Rule 18f-3 Plans.

     (a) 12b-1 Plan relating to Class A shares of Loomis Sayles Value Fund (vi)

     (b) 12b-1 Plan relating to Class B shares of Loomis Sayles Value Fund (vi)

     (c) 12b-1 Plan relating to Class C shares of Loomis Sayles Value Fund (vi)

     (d) 18f-3 Plan effective January 2007 (vi)

(11) Opinion and Consent of Ropes & Gray LLP as to the legality of the securities being registered. (xv)

(12) Opinion and Consent of Ropes & Gray LLP relating to Tax Matters and Consequences to Shareholders is filed herewith.

(13) Other Material Contracts.

     (a) Transfer Agency and Services Agreement dated October 1, 2005 between Registrant on behalf of its series, Natixis Funds Trust I (formerly, IXIS Advisor Funds Trust I), Natixis Funds Trust II (formerly, IXIS Advisor Funds Trust II), Natixis Funds Trust III, (formerly, IXIS Advisor Funds Trust III), Natixis Funds Trust IV (formerly, IXIS Advisor Funds Trust IV), Natixis Cash Management Trust (formerly, IXIS Advisor Cash Management Trust), Loomis Sayles Funds I and Boston Financial Data Services, Inc. (i)

     (b) First Addendum dated November 1, 2005 to Transfer Agency and Services Agreement (i)

     (c) Revised Appendix A, dated July 17, 2006 to Transfer Agency and Services Agreement (v)

     (d) Administrative Services Agreement dated January 3, 2005, between Registrant on behalf of its series, Natixis Funds Trust I (formerly, IXIS Advisor Funds Trust I), Natixis Funds Trust II (formerly, IXIS Advisor Funds Trust II), Natixis Funds Trust III, (formerly, IXIS Advisor Funds Trust III), Natixis Funds Trust IV (formerly, IXIS Advisor Funds Trust IV),

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          Loomis Sayles Funds I and Natixis Asset Management Advisors
          (formerly, IXIS Asset Management Advisors, L.P.) (vii)

     (e) First Amendment dated November 1, 2005 to Administrative Services Agreement. (i)

     (f) Second Amendment dated January 1, 2006 to Administrative Services Agreement. (viii)

     (g) Third Amendment dated July 1, 2007 to Administrative Services Agreement. (ii)

     (h) Reliance Agreement for Exchange Privileges dated September 30, 2003, by and between the Registrant on behalf of its series and Natixis Funds Trust I (formerly, IXIS Advisor Funds Trust I), Natixis Funds Trust II (formerly, IXIS Advisor Funds Trust II), Natixis Funds Trust III, (formerly, IXIS Advisor Funds Trust III), Natixis Funds Trust IV (formerly, IXIS Advisor Funds Trust IV), Natixis Cash Management Trust (formerly, IXIS Advisor Cash Management Trust), Loomis Sayles Funds I. (ix)

     (i) Fee Waiver/Expenses Reimbursement Undertaking dated June 1, 2007 between Loomis Sayles and the Registrant on behalf of Loomis Sayles Value Fund. (iv)

     (j) Securities Lending Authorization Agreement dated September 1, 2005 between Registrant on behalf of its series, Natixis Funds Trust I (formerly, IXIS Advisor Funds Trust I), Natixis Funds Trust II (formerly, IXIS Advisor Funds Trust II), Natixis Funds Trust III, (formerly, IXIS Advisor Funds Trust III), Natixis Funds Trust IV (formerly, IXIS Advisor Funds Trust IV), Natixis Cash Management Trust (formerly, IXIS Advisor Cash Management Trust), Loomis Sayles Funds I and State Street Bank (viii)

(14) Other Opinions, Appraisals or Rulings.
     Consent of PricewaterhouseCoopers LLP. (ii)

(15) Omitted Financial Statements.
     Not applicable.

(16) Powers of Attorney.

     (a) Power of Attorney dated October 18, 2004, for Graham T. Allison, Jr., Edward A. Benjamin, Robert J. Blanding, Daniel M. Cain, Richard Darman, John T. Hailer and Sandra O. Moose. (x)

     (b) Power of Attorney dated June 2, 2005, for Charles D. Baker and Cynthia
     L. Walker. (i)

     (c) Power of Attorney dated April 25, 2007, for Jonathan P. Mason. (iv)

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(17) Additional Exhibits.

     (a) Form of Proxy. (xv)

     (b) Natixis Value Fund Classes A, B and C Prospectus dated May 1, 2007, as supplemented on June 1, 2007. (xi)

     (c) Statement of Additional Information Parts I and II of the Natixis Equity Funds dated May 1, 2007, as supplemented on June 11, 2007 and August 1, 2007. (xi)

     (d) Annual Report to shareholders of the Loomis Sayles Equity Funds for the fiscal year ended September 30, 2006. (xii)

     (e) Annual Report to shareholders of the IXIS Advisor Equity Funds for the fiscal year ended December 31, 2006. (xiii)

     (f) Semi-Annual Report to Shareholders of the Loomis Sayles Equity Funds for the period ended March 31, 2007. (xiv)

(i) Incorporated by reference to the Exhibits to Post-Effective Amendment No. 39 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933 filed with the SEC on December 2, 2005.

(ii) Incorporated by reference to the Exhibits to Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 under the Securities Act of 1933 filed with the SEC on August 29, 2007.

(iii) Incorporated by reference to the Exhibits to Post Effective Amendment No. 27 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933 filed with the SEC on January 30, 2001.

(iv) Incorporated by reference to the Exhibits to Post Effective Amendment No. 45 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933 filed with the SEC on May 30, 2007.

(v) Incorporated by reference to the Exhibits to Post-Effective Amendment No. 43 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933 filed with the SEC on January 26, 2007.

(vi) Incorporated by reference to the Exhibits to Post-Effective Amendment No. 44 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933 filed with the SEC on April 2, 2007.

(vii) Incorporated by reference to the Exhibits to Post-Effective Amendment No. 38 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933 filed with the SEC on January 28, 2005.

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(viii) Incorporated by reference to the Exhibits to Post-Effective Amendment
No. 40 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933 filed with the SEC on January 30, 2006.

(ix) Incorporated by reference to the Exhibits to Post-Effective Amendment No. 35 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933 filed with the SEC on November 28, 2003.

(x) Incorporated by reference to the Exhibits to Post-Effective Amendment No. 37 to the Registrant's Registration Statement on Form N-1A under the Securities Act of 1933 filed with the SEC on December 2, 2004.

(xi) Incorporated by reference to Natixis Funds Trust I (formerly IXIS Advisor Funds Trust I) Post-Effective Amendment No. 69 on Form N-1A under the Securities Act of 1933 filed with the SEC on July 2, 2007.

(xii) Incorporated by reference to Form N-CSR for Loomis Sayles Funds II filed on December 7, 2006.

(xiii) Incorporated by reference to Form N-CSR for Natixis Funds Trust I (formerly IXIS Advisor Funds Trust I) filed on March 5, 2007.

(xiv) Incorporated by reference to Form N-CSR for Loomis Sayles Funds II filed on June 4, 2007.

(xv) Incorporated by reference to the Exhibits to the Registrant's Registration Statement on Form N-14 under the Securities Act of 1933 filed with the SEC on July 3, 2007.

Item 17. Undertakings

(1) Registrant hereby agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) Registrant hereby agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

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(3) Pursuant to the requirements of Form N-14, the undersigned undertakes to file, by post-effective amendment to this registration statement, an opinion of counsel supporting the tax matters and consequences to the shareholders discussed in the Prospectus/Proxy Statement that is part of this registration statement within a reasonable time after receipt of such opinion.

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                            LOOMIS SAYLES FUNDS II
                                  SIGNATURES

   As required by the Securities Act of 1933, as amended, this registration statement has been signed on behalf of the registrant, in the City of Boston, and the Commonwealth of Massachusetts on the 26th day of November, 2007.

                                                     LOOMIS SAYLES FUNDS II

                                                     By: /s/ John T. Hailer
                                                         ----------------------
                                                         John T. Hailer
                                                         President

   As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                         Title                      Date
---------                         -----                      ----

/s/ Michael C. Kardok             Treasurer                  November 26, 2007
-------------------------------
Michael C. Kardok

/s/ GRAHAM T. ALLISON, JR.*       Trustee                    November 26, 2007
-------------------------------
Graham T. Allison, Jr.

/s/ CHARLES D. BAKER*             Trustee                    November 26, 2007
-------------------------------
Charles D. Baker

/s/ EDWARD A. BENJAMIN*           Trustee                    November 26, 2007
-------------------------------
Edward A. Benjamin

/s/ ROBERT J. BLANDING*           Trustee                    November 26, 2007
-------------------------------
Robert J. Blanding

/s/ DANIEL M. CAIN*               Trustee                    November 26, 2007
-------------------------------
Daniel M. Cain

/s/ RICHARD DARMAN*               Trustee                    November 26, 2007
-------------------------------
Richard Darman

/s/ John T. Hailer                Trustee and President      November 26, 2007
-------------------------------
John T. Hailer

/s/ JONATHAN P. MASON*            Trustee                    November 26, 2007
-------------------------------
Jonathan P. Mason

/s/ SANDRA O. MOOSE*              Trustee, Chairperson of    November 26, 2007
-------------------------------   the Board
Sandra O. Moose

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/s/ CYNTHIA L. WALKER*              Trustee                  November 26, 2007
-------------------------------
Cynthia L. Walker

                                                *By: /s/ Coleen Downs Dinneen
                                                     ---------------------------
                                                     Coleen Downs Dinneen
                                                     Attorney-In-Fact**/***/****
                                                     November 26, 2007

** Powers of Attorney are incorporated by reference to Exhibit (q) to Post-Effective Amendment No. 37 to the Registrant's Registration Statement filed on December 2, 2004.

*** Powers of Attorney for Charles D. Baker and Cynthia L. Walker are incorporated by reference to Exhibit (q)(2) to Post-Effective Amendment No. 39 to the Registrant's Registration Statement as filed on December 2, 2005.

**** Powers of Attorney for Jonathan P. Mason are incorporated by reference to Exhibit (q)(3) to Post-Effective Amendment No. 45 to the Registrant's Registration Statement as filed on May 30, 2007.

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                            LOOMIS SAYLES FUNDS II
                                 EXHIBIT INDEX

                       Exhibits for Item 16 of Form N-14

 Exhibit         Description
 -------         -----------
 Exhibit 4       Agreement and Plan of Reorganization

 Exhibit 12      Opinion and Consent of Ropes & Gray LLP